Minutes of the Extraordinary General Stockholders' Meeting

SUMMARIZED MINUTES OF THE EXTRAORDINARY GENERAL STOCKHOLDERS' MEETING OF OCTOBER 31, 2024

DATE, TIME AND VENUE: On October 31, 2024 at 3:00 p.m., exclusively held online and remotely, via videoconference, in accordance with CVM Resolution No. 81/2022.

CHAIR: Álvaro Felipe Rizzi Rodrigues – Chairman; Bruno Henrique Barros de Moura – Secretary.

QUORUM: Stockholders representing 92.12% of common shares of the Company's capital stock.

LEGAL ATTENDANCE: Company's management members, members of the Supervisory Council and a representative of PricewaterhouseCoopers Auditores Independentes.

CALL NOTICE: The General Stockholders' Meeting was duly called, in accordance with the Call Notice published in O Estado de S. Paulo newspaper on October 1, 2024 (printed version: page B7 and digital version: page 01), October 2, 2024 (printed version: page B3 and digital version: page 01), and October 3, 2024 (printed version: page B11 and digital version: page 01).

REMOTE VOTING: The summarized voting map consolidating the votes cast remotely has been previously disclosed.

RESOLUTIONS ADOPTED:

1. Stockholders were informed that these minutes would be drafted in a summarized format.

2. The publication of the minutes omitting stockholders' signatures, in accordance with Article 130, paragraph 2, of Law No. 6,404/76 ("Brazilian Corporate Law") was approved. The waiving of the reading of the "Consolidated Voting Map" and agenda-related documents was authorized, since said documents had already been widely disclosed and made available to stockholders and the market.

3. The Protocol and Justification of Merger ("Protocol and Justification") entered into on September 30, 2024 by the management bodies of the Company and of **IUPP S.A.**

("IUPP") was approved, which establishes all the terms and conditions of the merger of **IUPP** into the Company, by means of the transfer of all of its assets and its resulting dissolution. The Protocol and Justification is an integral part of these minutes as Attachment I ("Merger").

4. The appointment and engagement of expert company PricewaterhouseCoopers Auditores Independentes Ltda. - PwC ("Appraiser"), with head office in the city and state of São Paulo (SP), at Avenida Brigadeiro Faria Lima, 3.732, 16º andar, partes 1 e 6, Edifício Adalmiro Dellape Baptista B32, Itaim Bibi, CEP 04538-132, enrolled in the Corporate Taxpayer's Registry (CNPJ) under No. 61.562.112/0001-20 and in the Regional Accounting Council of the São Paulo State under No. 2SP000160/O-5 was ratified as the company responsible for preparing the appraisal report on the book net worth of **IUPP** to be merged into the Company ("Appraisal Report") as of June 30, 2024 ("Merger Base Date").

5. The Appraisal Report prepared by the Appraiser based on the balance sheet drawn up on the Merger Base Date was approved to value **IUPP's** equity at five hundred eighty-one million, four hundred thirteen thousand, five hundred eighty-five reais and thirty-nine cents (R$581,413,585.39). The Appraisal Report is attached to the Protocol and Justification, which is an integral part of these minutes as Attachment I.

6. The Merger of **IUPP** into the Company was approved under the terms of the Protocol and Justification. As stated in the Protocol and Justification, taking into consideration that **IUPP** is a wholly-owned subsidiary of the Company, the Merger of **IUPP** through the absorption of its total equity into the Company will not imply a capital increase or the issuance of new shares by the Company.

6.1. It was recorded that as a result of the Merger, effective as of this date, **IUPP** will be definitively dissolved, in accordance with Article 219, item II, and Article 227, of the Brazilian Corporate Law, and all of its assets will be transferred to the Company, which, under the terms of the law, will succeed **IUPP** in its assets, rights, properties, obligations, contingencies and responsibilities, on a universal basis and for all legal purposes. The Company will be responsible for keeping the accounting and corporate books and for cancelling the registration of **IUPP** before the Federal Revenue Service and other bodies accordingly.

6.2. As there are no minority stockholders in **IUPP** nor an exchange ratio or capital increase in the Company, the provisions of Article 264 of the Brazilian Corporate Law will

not apply. Additionally, nor will Articles 137 and 256 of the Brazilian Corporate Law apply, since **IUPP** is a wholly-owned subsidiary of the Company.

7. Update of the Stock Grant Plan, which consolidates the general rules of long-term incentive programs involving the granting of shares to management members and employees of the Company and its direct or indirect controlled companies.

8. The Company's management members were authorized, as provided for in its Bylaws, to perform any and all acts and execute all documents required for the implementation and formalization of the said approved resolutions, in accordance with the Protocol and Justification, as set forth in legislation in force.

REMOTE VOTING: The receipt of 106 remote voting forms was recorded in the period from September 30, 2024 and October 24, 2024, and then duly computed and consolidated in the Final Voting Map.

QUORUM FOR RESOLUTIONS: Resolutions were adopted by a majority of votes, as stated in the Final Voting Map attached to these minutes detailing the percentages of approval, rejection and abstention on each matter resolved upon at the General Stockholders' Meeting.

DOCUMENTS FILED AT THE HEAD OFFICE: Opinion of the Supervisory Council, Management Proposal of September 30, 2024, and Voting Maps.

CLOSING: Once the work was completed, these minutes were signed after being drafted, read and approved by all. São Paulo (SP), October 31, 2024. (undersigned) Álvaro Felipe Rizzi Rodrigues – Chairman; Bruno Henrique Barros de Moura – Secretary.

Gustavo Lopes Rodrigues
Investor Relations Officer

ATTACHMENT I
OF THE SUMMARIZED MINUTES OF THE EXTRAORDINARY GENERAL STOCKHOLDERS' MEETING OF OCTOBER 31, 2024

PROTOCOL AND JUSTIFICATION FOR THE MERGER OF IUPP S.A. INTO ITAÚ UNIBANCO HOLDING S.A.

By this Merger Protocol and Justification ("Protocol and Justification"), entered into in accordance with the provisions in Articles 224, 225 and 227 of Law No. 6,404/76 of December 15, 1976 ("Brazilian Corporate Law") and other applicable legal provisions, and in the due form of law, the parties qualified below:

1. **IUPP S.A.**, headquartered at in the City and State of São Paulo, at Avenida Engenheiro Armando de Arruda Pereira, 774, Bloco Torre Conceição, 6º andar, Jabaquara, CEP 04308-000, enrolled with the Corporate Taxpayer's Registry (CNPJ) under the No. 42.786.803/0001-63 and the Company Registry Identification Number (NIRE) No. 35300573030 ("**IUPP**"), herein represented by its undersigned Officers; and

2. **ITAÚ UNIBANCO HOLDING S.A.**, headquartered in the City and State of São Paulo, at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Itaú Unibanco, Parque Jabaquara, CEP 04344-902, enrolled with the Corporate Taxpayer's Registry (CNPJ) under No. 60.872.504/0001-23 and the Company Registry Identification Number (NIRE) No. 35300010230 ("**ITAÚ UNIBANCO HOLDING**"), herein represented by its undersigned Officers; and

IUPP and **ITAÚ UNIBANCO HOLDING,** hereinafter jointly referred to as "Companies" or "Parties".

WHEREAS:

(i) Itaú Unibanco Conglomerate has been constantly seeking to streamline the use of its resources and optimize its structures and businesses, aimed at providing higher efficiency and return on invested amounts to its stockholders. Accordingly, on September 26, 2024, **ITAÚ UNIBANCO HOLDING**'s Board of Directors approved the proposal for a corporate restructuring process for the merger of **IUPP** into **ITAÚ UNIBANCO HOLDING**, as detailed below ("Merger" or "Transaction"). The purpose of the Merger is to transfer to **ITAÚ UNIBANCO HOLDING** all activities that are currently carried out by **IUPP**, which basically consist of the creation and management of a loyalty and rewards program and of an electronic platform for the intermediation of products and goods offer by third parties.

(ii) according to studies conducted, the merger of **IUPP** into **ITAÚ UNIBANCO HOLDING** is convenient and more efficient from an structural standpoint, and that is the reason why the execution of this Protocol and Justification is proposed; and

(iii) currently **IUPP** is fully directly held by **ITAÚ UNIBANCO HOLDING**.

THE PARTIES HERETO AGREE to execute this Protocol and Justification, which shall be ruled by the following terms and conditions:

1. REASONS AND PURPOSES OF THE TRANSACTION AND THE COMPANIES' INTEREST IN ITS IMPLEMENTATION

1.1. After studies about the convenience of the Transaction, and based on the arguments included in the recitals above, the Companies' management members have concluded that the restructuring process will fully meet Itaú Unibanco Conglomerate's interests.

1.2. The purpose of the **IUPP** Merger is to seek greater synergy among the companies and activities of the Itaú Unibanco Conglomerate for the purpose of streamlining costs and achieving more efficiency.

1.3. The Merger will result in the dissolution of **IUPP** and the absorption of its activities and assets by **ITAÚ UNIBANCO HOLDING**, leading to the reduction of its maintenance costs and providing the rationalization of its administrative and commercial activities and the improvement of the corporate structure to which the Companies are linked.

1.4. We take this opportunity to clarify that **ITAÚ UNIBANCO HOLDING** is a multiple bank authorized to operate by the Central Bank of Brazil ("BACEN"), the reason why its corporate purpose is appropriate for carrying out the activities to be transferred by **IUPP**.

2. APPRAISAL CRITERIA, BASE DATE, AND TREATMENT GIVEN TO SUBSEQUENT CHANGES IN EQUITY

2.1. **IUPP**'s equity, to be merged into **ITAÚ UNIBANCO HOLDING**, will be appraised at book net worth, based on **IUPP**'s balance sheet as of June 30, 2024 ("Merger Base Date").

2.2. The expert firm PricewaterhouseCoopers Auditores Independentes Ltda. ("PWC"), headquartered in the City and State of São Paulo, at Avenida Brigadeiro Faria Lima, 3.732, 16º andar, partes 1 e 6, Edifício Adalmiro Dellape Baptista B32, Itaim Bibi, CEP 04538-132, enrolled with the Corporate Taxpayer's Registry of the Ministry of Finance (CNPJ/MF) under the No. 61.562.112/0001-20, registered with the Regional Accounting Council of the State of São Paulo under the No. 2SP000160/O-5, has been engaged to appraise **IUPP**'s book net worth,

to be merged into **ITAÚ UNIBANCO HOLDING**, based on the balance sheet as of the Merger Base Date. The appraisal report on the book net worth ("Appraisal Report") is an integral part of this Protocol and Justification, under the terms of Attachment I hereto, and the value specified in it will be submitted to the review and approval by the Companies' stockholders, in accordance with the law.

2.3. **ITAÚ UNIBANCO HOLDING** will merge **IUPP**'s equity, valued at five hundred and eighty-one million, four hundred and thirteen thousand, five hundred and eighty-five Brazilian reais and thirty-nine cents of Brazilian reais (R$581,413,585.39). Accordingly, after the Merger, **ITAÚ UNIBANCO HOLDING**'s equity can be represented as follows:

ITAÚ UNIBANCO HOLDING

Description of accounts	Equity on 06.30.2024	Amount merged from IUPP	Cancellation of the investment and equity	After the merger
Equity	**185,128,878,112,33**	**581,413,585,39**	**(581,413,585,39)**	**185,128,878,112,33**
Capital	90,729,000,000,00	206,010,000,00	(206,010,000,00)	90,729,000,000,00
Capital reserves	2,322,287,955,34	-	-	2,322,287,955,34
Revenue reserves	94,387,229,417,54	375,403,585,39	(375,403,585,39)	94,387,229,417,54
Other comprehensive income	(1,933,809,861,97)	-	-	(1,933,809,861,97)
Treasury shares	(375,829,398,58)	-	-	(375,829,398,58)

2.4. Taking into account that **IUPP** is a wholly-owned subsidiary of **ITAÚ UNIBANCO HOLDING**, the Merger will not imply any capital increase or the issue of new shares of **ITAÚ UNIBANCO HOLDING**.

2.5. The Merger will be (i) carried out through an **IUPP**'s Extraordinary General Stockholders' Meeting, in which at least the following must be approved: this Protocol and Justification and the Merger, the appointment ratification and hiring of PwC as the appraiser firm, the Appraisal Report prepared by PwC, and its management members being authorized to perform the acts necessary to implement the Merger; (ii) be carried out through an **ITAÚ UNIBANCO HOLDING**'s Extraordinary General Stockholders' Meeting, in which at least

the following must be approved: this Protocol and Justification and the Merger, the ratification of the appointment and hiring of PwC as the appraiser firm, the Appraisal Report prepared by PwC, and its management members being authorized to perform the acts necessary to implement the Transaction; and (iii) shall become effective on the date of the Extraordinary General Stockholders' meetings mentioned in items (i) and (ii) ("Effective Date").

2.6. After the Transaction, **IUPP** will be dissolved and all of its assets will be transferred to **ITAÚ UNIBANCO HOLDING**, which, in accordance with the law, will succeed **IUPP** in the effective or contingent rights and obligations, on a universal basis and for all legal purposes.

2.7. Any equity changes between the Merger Base Date and the Effective Date, if any, will be recognized by **IUPP** and transferred to **ITAÚ UNIBANCO HOLDING**.

3. CAPITAL AND EXCHANGE RATIO

3.1. After the Merger, **IUPP** will be dissolved and all common and preferred shares it has issued will be cancelled. In accordance with item 2.4 above, and taking into account that **IUPP** is a wholly-owned subsidiary of **ITAÚ UNIBANCO HOLDING**, the Merger will not imply a capital increase or the issue of new shares of **ITAÚ UNIBANCO HOLDING** so that the capital stock of **ITAÚ UNIBANCO HOLDING** will remain at ninety billion, seven hundred and twenty-nine million Brazilian reais (R$90,729,000,000.00), represented by four billion, nine hundred and fifty-eight million, two hundred and ninety thousand and three hundred and fifty-nine (4,958,290,359) common shares and four billion, eight hundred and forty-five million, eight hundred and forty-four thousand and nine hundred and eighty-nine (4,845,844,989) preferred shares.

3.1.1. Taking into account that the Merger will not give rise to a capital increase and/or the issue of new shares by **ITAÚ UNIBANCO HOLDING**, there is no need to set out criteria for an exchange ratio.

4. AMENDMENTS TO THE BYLAWS

4.1. This Transaction will not result in any amendments to **ITAÚ UNIBANCO HOLDING**'s Bylaws.

5. MISCELLANEOUS

5.1. Currently, **IUPP** owns a branch. Taking into account that **IUPP** will be dissolved, this branch will also cease to exist.

5.2. **IUPP** does not have any trademarks and domains registrations and/or requests for registration of its own in Brazil or abroad.

5.3. Once the Merger is effective, all assets, rights, properties, obligations, contingencies and responsibilities of **IUPP** will automatically be transferred, at book net worth, to **ITAÚ UNIBANCO HOLDING**'s assets, which will succeed **IUPP** on a universal basis, regardless of any other formalities beyond those provided for by law. The costs and expenses arising from the implementation of the Merger will be the responsibility of **ITAÚ UNIBANCO HOLDING**.

5.4. As **ITAÚ UNIBANCO HOLDING** is the only stockholder of **IUPP** and has already stated a favorable position for the Transaction, no share reimbursement amount has to be determined nor will the provisions in Article 264 of Brazilian Corporate Law apply. Likewise, nor will Articles 137 and 256 of Brazilian Corporate Law be applicable, since **IUPP** is a wholly-owned subsidiary of **ITAÚ UNIBANCO HOLDING**.

5.5. The Companies agree that, after the terms of the Transaction are approved by their proper bodies, under the terms of this Protocol and Justification, they will file and publish the Merger-related acts, in accordance with applicable legislation.

5.6. This Protocol and Justification is entered into on an irrevocable and irreversible basis, binding the signatories hereto and their successors, and will be governed and construed in accordance with applicable legislation and rules. It is hereby appointed the venue of the judicial district of the City of São Paulo to settle any disputes arising from this Protocol and Justification.

IN WITNESS WHEREOF, the Parties hereby have executed this Protocol and Justification in three (3) counterparts of equal content, in the presence of the two (2) witnesses identified below.

São Paulo (SP), September 30, 2024.

IUPP S.A.

MICHELE MARIA VITA ANDRE BALESTRIN CESTARE

Officer *Officer*

ITAÚ UNIBANCO HOLDING S.A.

ALEXANDRE GROSSMANN ZANCANI
Officer

ANDRE BALESTRIN CESTARE
Officer

Witnesses:

1.____________________________________
Name: DÁRIO BARGAS PASSOS
RG-SSP/SP 18.811.225 – CPF 080.496.398-35

2.____________________________________
Name: MARCOS LUIZ FERREIRA
RG-SSP/SP 25.575.317-2 – CPF 176.147.528-21

ATTACHMENT I TO THE PROTOCOL AND JUSTIFICATION FOR THE MERGER OF IUPP S.A. INTO ITAÚ UNIBANCO HOLDING S.A.

APPRAISAL REPORT

(A free translation of the original in Portuguese)

IUPP S.A.

Stockholders' equity valuation report calculated based on accounting records
June 30, 2024

pwc

(A free translation of the original in Portuguese)

Stockholders' equity valuation report calculated based on accounting records

To Management
IUPP S.A.

Audit firm identification

1 PricewaterhouseCoopers Auditores Independentes Ltda., a company of professionals established in the capital of the State of São Paulo, at Avenida Brigadeiro Faria Lima, 3732, 16th floor, parts 1 and 6, Edifício Adalmiro Dellape Baptista B32, Itaim Bibi, São Paulo, Postal Code 04538-132, registered in the National Registry of Legal Entities of the Finance Ministry under the number 61.562.112/0001-20, originally registered with the Regional Accounting Council of the State of São Paulo under the number 2SP000160/O-5, with its Social Contract of constitution registered in 4th Registry Office of Titles and Documents and Civil Entities of São Paulo - SP, on September 17, 1956, and subsequent changes registered in the 2nd Registry Office of Titles and Documents and Civil Entities of São Paulo - SP, the last of which, dated June 30, 2024, registered in the same 2nd Registry Office of Titles and Documents and Civil Entities of São Paulo - SP under the microfilm number 168.731, on August 28, 2024, represented by its partner under signed, Mrs. Tatiana Fernandes Kagohara Gueorguiev, brazilian, married, accountant, holder of identity card number 27.816.481-x, individual taxpayer identification number 249.758.218-18 and in the Regional Accounting Council of the State of São Paulo under the number 1SP245281/O-6 domiciled in the State of São Paulo with an office at the same address as the one represented above, appointed by the management of IUPP S.A. ("Empresa") to evaluate its stockholders' equity calculated based on the accounting records on June 30, 2024, summarized in the Appendix I, in accordance with the accounting practices adopted in Brazil, presents below the results of its work.

Purpose of evaluation

2 The valuation of the stockholders' equity of IUPP S.A., as of June 30, 2024, is intended to be part of the documentation of the corporate reorganization process of Itaú Unibanco Conglomerate, through the incorporation of IUPP S.A. into Itaú Unibanco Holding S.A. to be resolved at an Extraordinary General Meeting on October 31, 2024.

Management's responsibility for the accounting information

3 The Company's management is responsible for the bookkeeping and preparation of accounting information in accordance with the accounting practices adopted in Brazil as well as for the relevant internal controls that it has determined as necessary to allow the preparation of such financial information free of material misstatement, whether due to fraud or error. The summary of the main accounting policies adopted by the Company is described in Appendix II of the valuation report.

pwc

IUPP S.A.

Scope of the work and responsibility of the independent auditors

4 Our responsibility is to express a conclusion about the book value of the Company's stockholders' equity as of June 30, 2024, based on the work conducted in accordance with Technical Release 03/2014 (R1) issued by IBRACON - Institute of Independent Auditors of Brazil, which provides for the application of audit examination procedures in the balance sheet, and CTG 2002, issued by the Brazilian Federal Accounting Council, which provides for the technical and professional standards to be observed by accountants for issuing valuation reports. As such, we carried out the examination of the balance sheet of the Company in accordance with Brazilian and International Auditing Standards, which require compliance with ethical requirements by the auditor and that the audit to be planned and executed in order to obtain reasonable assurance that the stockholders' equity determined for the preparation of our valuation report is free from material misstatement.

5 An audit involves the execution of selected procedures to obtain evidence regarding the amounts recorded. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement in stockholders' equity, regardless of whether caused by fraud or error. In this risk assessment, the auditor considers the internal controls relevant to the preparation of the Company's balance sheet to plan the audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of these internal controls of the Company. An audit also includes the assessment of the adequacy of the accounting policies used and the reasonableness of the accounting estimates made by management. We believe that the audit evidence obtained is sufficient and appropriate to support our conclusion.

Conclusion

6 Based on the work performed, we conclude that the amount of R$ 581,413,585.39 (five hundred and eighty one millions, four hundred and thirteen thousands, five hundred and eighty five reais and thirty nine cents), according to the balance sheet as of June 30, 2024, recorded in the accounting records and summarized in Appendix I, represents, in all material respects, the stockholders' equity of IUPP S.A., evaluated in accordance with the accounting practices adopted in Brazil.

São Paulo, September 30, 2024

PricewaterhouseCoopers
Auditores Independentes Ltda.
CRC 2SP000160/O-5

Tatiana Fernandes Kagohara Gueorguiev
Contadora CRC 1SP245281/O-6

(A free translation of the original in Portuguese)

Appendix I to the stockholders' equity valuation report calculated based on the accounting records issued on September 30, 2024

IUPP S.A.

Summarized balance sheet
At June 30, 2024

	Reais
Assets	
Cash and cash equivalents	2,045.69
Financial assets	2,560,846,065.66
At amortized cost	2,560,846,065.66
Securities	2,276,231,323.50
Other financial assets	284,614,742.16
Tax assets	32,495,691.46
Income tax and social contribution - current	32,495,691.46
Other assets	302,935,306.39
Fixed assets, net	49,812.50
Intangible assets, net	37,298,662.62
Total assets	2,933,627,584.32
Liabilities and stockholders' equity	
Financial liabilities	1,870,548,116.27
At amortized cost	1,870,548,116.27
Other financial liabilities	1,870,548,116.27
Provisions	2,646,678.50
Tax liabilities	99,099,451.13
Income tax and social contribution - deferred	91,337,238.99
Other	7,762,212.14
Other liabilities	379,919,753.03
Total liabilities	2,352,213,998.93
Total stockholders' equity	581,413,585.39
Capital	206,010,000.00
Revenue reserves	375,403,585.39
Total liabilities and stockholders' equity	2,933,627,584.32

*

This Appendix is an integral and inseparable part of the stockholders' equity valuation report calculated based on accounting records of IUPP S.A., issued by PricewaterhouseCoopers Auditores Independentes Ltda., dated on September 30, 2024.

(A free translation of the original in Portuguese)

Appendix II to the stockholders' equity valuation report calculated based on the accounting records issued on September 30, 2024

IUPP S.A.

Management explanatory notes to the balance sheet at June 30, 2024

1 General information

IUPP (IUPP or company) is a privately held company, incorporated and existing under Brazilian law and its corporate purpose is to create and manage of points and rewards program; and create and manage of electronic platform for intermediating the offer of products and goods by third parties.

IUPP operations are conducted within the context of a group of institutions that operate in an integrated manner in the financial market, led by Itaú Unibanco Holding S.A. The benefits of the services provided between these institutions and the corresponding costs are absorbed according to the practicality and reasonableness of their attribution.

2 Basis of preparation and summary of the main accounting policies

The Company's Financial Statements were prepared in accordance with accounting practices adopted in Brazil, including the pronouncements issued by the Accounting Pronouncements Committee (CPC). The information in the financial statements and in the corresponding explanatory notes shows all relevant information inherent to the financial statements, and only that information, which is consistent with the information used by Management in its management.

This corporate reorganization consists in the incorporation of the stockholders' equity at June 30, 2024, of IUPP S.A. into Itaú Unibanco Holding S.A. to be resolved at an Extraordinary General Meeting to be held on October 31, 2024.

The Company's accounting information were prepared in accordance with the Brazilian Corporate Law, as amended by Laws 11,638, of December 28, 2007, and 11,941, of May 27, 2009, in conformity, when applicable, with the regulations of the Brazilian Central Bank (BACEN) and the National Monetary Council (CMN).

The main accounting policies applied in the preparation of the balance sheet are presented below.

(a) Cash and cash equivalents

They are defined as cash and cash equivalents, current accounts with banks and financial investments, which are promptly convertible into cash, this is, which original term is equal to or lower than 90 days and are subject to an insignificant risk of change in value, shown in the Balance Sheet under the headings Cash, Interbank Deposits and Securities purchased under agreements to resell (Collateral Held).

(b) Other financial assets and other financial liabilities

Other Financial Assets are receivable amounts from the sale of points from rewards program and Other Financial Liabilities are amounts payable to suppliers for the cost of products delivered through the redemption of points and deferred revenue generated by the sale of points.

(c) Commissions, banking fees and other incomes

They are recognized when the company provides or makes services available to customers, for an amount that reflects the consideration that the company expects to receive in exchange for these services. The main revenues are (i) administration of Rewards Programs, recognized upon redemption of products or according to the estimated expiration of points; and (ii) customer referrals and intermediation of products in the marketplace, recognized when such services are provided.

(d) Capital

Registered shares are classified in equity.

* * *

DocuSign

Certificate Of Completion

Envelope Id: 582DE586F5ED4451BE43DE00FF76F4B8		Status: Completed
Subject: Complete with Docusign: IUPP S.A. - Laudo de Incorporação Inglês		
LoS / Área: Assurance (Audit, CMAAS)		
Tipo de Documento: Relatórios ou Deliverables		
Source Envelope:		
Document Pages: 6	Signatures: 1	Envelope Originator:
Certificate Pages: 2	Initials: 0	Gabriel Reigado
AutoNav: Enabled		Avenida Brigadeiro Faria Lima, 3732, 16º e 17º andares, Edifício Adalmiro Dellape Baptista B32, Itai
EnvelopeId Stamping: Enabled		São Paulo, São Paulo 04538-132
Time Zone: (UTC-03:00) Brasilia		gabriel.reigado@pwc.com
		IP Address: 134.238.160.2

Record Tracking

Status: Original 30 September 2024 | 10:59	Holder: Gabriel Reigado gabriel.reigado@pwc.com	Location: DocuSign
Status: Original 30 September 2024 | 11:20	Holder: CEDOC Brasil BR_Sao-Paulo-Arquivo-Atendimento-Team@pwc.com	Location: DocuSign

Signer Events	Signature	Timestamp
Tatiana Fernandes tatiana.fernandes@pwc.com Sócia PricewaterhouseCoopers Auditores Independentes Security Level: Email, Account Authentication (None), Digital Certificate **Signature Provider Details:** Signature Type: ICP Smart Card Signature Issuer: AC SERASA RFB v5 **Electronic Record and Signature Disclosure:** Not Offered via DocuSign	 Signature Adoption: Pre-selected Style Using IP Address: 201.56.164.188	Sent: 30 September 2024 | 11:02 Viewed: 30 September 2024 | 11:18 Signed: 30 September 2024 | 11:19

In Person Signer Events	Signature	Timestamp

Editor Delivery Events	Status	Timestamp

Agent Delivery Events	Status	Timestamp

Intermediary Delivery Events	Status	Timestamp

Certified Delivery Events	Status	Timestamp

Carbon Copy Events	Status	Timestamp
Gabriel Reigado gabriel.reigado@pwc.com Manager Security Level: Email, Account Authentication (None) **Electronic Record and Signature Disclosure:** Not Offered via DocuSign	COPIED	Sent: 30 September 2024 | 11:20 Viewed: 30 September 2024 | 11:20 Signed: 30 September 2024 | 11:20

Carbon Copy Events	Status	Timestamp
Marcos Trofino marcos.trofino@pwc.com Director Security Level: Email, Account Authentication (None) **Electronic Record and Signature Disclosure:** Not Offered via DocuSign	COPIED	Sent: 30 September 2024 | 11:02

Witness Events	Signature	Timestamp

Notary Events	Signature	Timestamp

Envelope Summary Events	Status	Timestamps
Envelope Sent	Hashed/Encrypted	30 September 2024 | 11:02
Certified Delivered	Security Checked	30 September 2024 | 11:18
Signing Complete	Security Checked	30 September 2024 | 11:19
Completed	Security Checked	30 September 2024 | 11:19

Payment Events	Status	Timestamps

Extraordinary General Stockholders' Meeting

Final summarized voting map

According to CVM Resolution Nº 81/22, Itaú Unibanco Holding S.A. ("Company") discloses the final summarized voting map related to the consolidation of remote voting instructions and voting instructions exclusively digitally for each item presented in the remote voting form, about the matters submitted for resolution of its Extraordinary General Stockholders' Meeting held on October 31, 2024, 03:00 p.m exclusively held online, is presented below:

Item	Description	Voting	Number of shares	% over total voting
1	Resolve on the "Protocol and Justification" in which the terms and conditions of the merger of IUPP S.A. into the Company are established, as of the base date of June 30, 2024:	Approve	4,567,717,086	99.99%
		Reject	-	-
		Abstain	25,400	0.01%
2	Ratify the appointment and engagement of PricewaterhouseCoopers Auditores Independentes Ltda.- PwC as the expert firm responsible for preparing the Appraisal Report on the book net worth of the IUPP S.A. to be merged into the Company:	Approve	4,567,717,086	99.99%
		Reject	-	-
		Abstain	25,400	0.01%
3	Resolve on the Appraisal Report, based on the balance sheet of IUPP S.A. as of June 30, 2024:	Approve	4,567,717,086	99.99%
		Reject	25,400	0.01%
		Abstain	-	-
4	Resolve on the merger of IUPP S.A. into the Company, with no increase of the Company's capital stock, in accordance with the "Protocol and Justification":	Approve	4,567,717,086	99.99%
		Reject	-	-
		Abstain	25,400	0.01%
5	Update the Stock Grant Plan:	Approve	4,542,118,265	99.44%
		Reject	25,598,821	0.55%
		Abstain	25,400	0.01%
6	Authorize the Company's management members, as set forth in its Bylaws, to carry out all the actions and sign all the documents required for implementing and formalizing the approved resolutions:	Approve	4,567,717,086	99.99%
		Reject	-	-
		Abstain	25,400	0.01%

Extraordinary General Stockholders’ Meeting

São Paulo-SP, October 31, 2024.

Gustavo Lopes Rodrigues

Investor Relations Officer

Extraordinary General Stockholders’ Meeting

Final Detailed Voting Map

According to CVM Resolution No. 81/22, it discloses the final detailed voting map that consolidates the votes cast remotely and the votes cast in exclusively digital on the matters submitted for the resolution of its Extraordinary General Stockholders’ Meeting held on October 31, 2024, 03:00 p.m. exclusively held online, of Itaú Unibanco Holding S.A., a Publicly-Listed Company headquartered in the city of São Paulo, State of São Paulo, at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Itaú Unibanco, Parque Jabaquara, CEP 04344-902, containing the first five numbers of the Individual Taxpayer’s Registry (CPF) or of the Corporate Taxpayer’s Registry (CNPJ) of the stockholder, the stockholding position and the votes cast:

CPF/CNPJ	Balance of Common Shares	Resolutions					
		1	2	3	4	5	6
17.239***	931.023	Ap.	Ap.	Ap.	Ap.	Rej.	Ap.
08.295***	95.277	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
53.557***	73.255	Ap.	Ap.	Ap.	Ap.	Rej.	Ap.
10.205***	1.605	Ap.	Ap.	Ap.	Ap.	Rej.	Ap.
37.806***	1.955	Ap.	Ap.	Ap.	Ap.	Rej.	Ap.
32.628***	16.000	Ap.	Ap.	Ap.	Ap.	Rej.	Ap.
32.642***	246.200	Ap.	Ap.	Ap.	Ap.	Rej.	Ap.
27.386***	189.500	Ap.	Ap.	Ap.	Ap.	Rej.	Ap.
31.890***	9.100	Ap.	Ap.	Ap.	Ap.	Rej.	Ap.
32.484***	950.200	Ap.	Ap.	Ap.	Ap.	Rej.	Ap.
40.922***	141.400	Ap.	Ap.	Ap.	Ap.	Rej.	Ap.
39.332***	420.564	Ap.	Ap.	Ap.	Ap.	Rej.	Ap.
27.165***	29.400	Ap.	Ap.	Ap.	Ap.	Rej.	Ap.
24.528***	204.557	Ap.	Ap.	Ap.	Ap.	Rej.	Ap.
14.693***	316.600	Ap.	Ap.	Ap.	Ap.	Rej.	Ap.
35.595***	6.600	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
32.106***	6.700	Ap.	Ap.	Ap.	Ap.	Rej.	Ap.
27.680***	109.500	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
07.516***	22.424	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
07.940***	35.900	Ap.	Ap.	Ap.	Ap.	Rej.	Ap.
33.541***	17.800	Ap.	Ap.	Ap.	Ap.	Rej.	Ap.
97.539***	17.581	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
05.986***	27.900	Ap.	Ap.	Ap.	Ap.	Rej.	Ap.
05.479***	945.300	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
08.840***	1.217.330	Ap.	Ap.	Ap.	Ap.	Rej.	Ap.
07.418***	203.500	Ap.	Ap.	Ap.	Ap.	Rej.	Ap.
26.784***	1.388	Ap.	Ap.	Ap.	Ap.	Rej.	Ap.
22.954***	9.100	Ap.	Ap.	Ap.	Ap.	Rej.	Ap.
12.120***	40.900	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
30.254***	10.953	Ap.	Ap.	Ap.	Ap.	Rej.	Ap.
50.221***	36.400	Ap.	Ap.	Ap.	Ap.	Rej.	Ap.
28.979***	600	Ap.	Ap.	Ap.	Ap.	Rej.	Ap.

Extraordinary General Stockholders' Meeting

28.394***	41.400	Ap.	Ap.	Ap.	Ap.	Rej.	Ap.
28.990***	203.700	Ap.	Ap.	Ap.	Ap.	Rej.	Ap.
31.577***	37.500	Ap.	Ap.	Ap.	Ap.	Rej.	Ap.
54.711***	198.386	Ap.	Ap.	Ap.	Ap.	Rej.	Ap.
11.455***	6.400	Ap.	Ap.	Ap.	Ap.	Rej.	Ap.
13.289***	4.500	Ap.	Ap.	Ap.	Ap.	Rej.	Ap.
34.825***	6.424	Ap.	Ap.	Ap.	Ap.	Rej.	Ap.
32.106***	126.000	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
41.222***	244.000	Ap.	Ap.	Ap.	Ap.	Rej.	Ap.
15.585***	2.512	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
09.063***	149.800	Ap.	Ap.	Ap.	Ap.	Rej.	Ap.
11.324***	5.200	Ap.	Ap.	Ap.	Ap.	Rej.	Ap.
14.494***	4.619	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
21.881***	25.257	Ap.	Ap.	Ap.	Ap.	Rej.	Ap.
44.602***	15.929	Ap.	Ap.	Ap.	Ap.	Rej.	Ap.
12.094***	142.764	Ap.	Ap.	Ap.	Ap.	Rej.	Ap.
20.849***	5.900	Ap.	Ap.	Ap.	Ap.	Rej.	Ap.
09.470***	72.700	Ap.	Ap.	Ap.	Ap.	Rej.	Ap.
05.479***	705.011	Ap.	Ap.	Ap.	Ap.	Rej.	Ap.
05.987***	5.433	Ap.	Ap.	Ap.	Ap.	Rej.	Ap.
26.160***	12.000	Ap.	Ap.	Ap.	Ap.	Rej.	Ap.
38.949***	3.405	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
05.839***	411.000	Ap.	Ap.	Ap.	Ap.	Rej.	Ap.
33.580***	18.600	Ap.	Ap.	Ap.	Ap.	Rej.	Ap.
08.579***	43.100	Ap.	Ap.	Ap.	Ap.	Rej.	Ap.
05.839***	1.082.700	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
44.643***	25.400	Abs.	Abs.	Rej.	Abs.	Abs.	Abs.
05.839***	64.600	Ap.	Ap.	Ap.	Ap.	Rej.	Ap.
22.631***	21.700	Ap.	Ap.	Ap.	Ap.	Rej.	Ap.
11.100***	572.188	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
18.407***	654.437	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
09.294***	103.199	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
48.429***	5.800	Ap.	Ap.	Ap.	Ap.	Rej.	Ap.
17.718***	153.287	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
23.771***	25.865	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
41.081***	12.754	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
19.244***	2.500	Ap.	Ap.	Ap.	Ap.	Rej.	Ap.
55.912***	200	Ap.	Ap.	Ap.	Ap.	Rej.	Ap.
16.990***	56.200	Ap.	Ap.	Ap.	Ap.	Rej.	Ap.
18.830***	4.100	Ap.	Ap.	Ap.	Ap.	Rej.	Ap.
31.989***	127.854	Ap.	Ap.	Ap.	Ap.	Rej.	Ap.
53.574***	85.900	Ap.	Ap.	Ap.	Ap.	Rej.	Ap.
10.916***	699.764	Ap.	Ap.	Ap.	Ap.	Rej.	Ap.
05.839***	11.012	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
11.311***	310.173	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
23.572***	62.007	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
46.964***	257.100	Ap.	Ap.	Ap.	Ap.	Rej.	Ap.
07.247***	37.617	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
29.322***	4.909.795	Ap.	Ap.	Ap.	Ap.	Rej.	Ap.
31.240***	112.400	Ap.	Ap.	Ap.	Ap.	Rej.	Ap.
32.329***	476.273	Ap.	Ap.	Ap.	Ap.	Rej.	Ap.
35.693***	3.475.900	Ap.	Ap.	Ap.	Ap.	Rej.	Ap.
47.705***	2.400	Ap.	Ap.	Ap.	Ap.	Rej.	Ap.
41.199***	11.200	Ap.	Ap.	Ap.	Ap.	Rej.	Ap.
14.541***	335.600	Ap.	Ap.	Ap.	Ap.	Rej.	Ap.
23.794***	319.200	Ap.	Ap.	Ap.	Ap.	Rej.	Ap.
37.113***	49.500	Ap.	Ap.	Ap.	Ap.	Rej.	Ap.
26.311***	27.300	Ap.	Ap.	Ap.	Ap.	Rej.	Ap.
97.540***	5.817.954	Ap.	Ap.	Ap.	Ap.	Rej.	Ap.
09.559***	347.671	Ap.	Ap.	Ap.	Ap.	Rej.	Ap.

Extraordinary General Stockholders' Meeting

06.046***	272.000	Ap.	Ap.	Ap.	Ap.	Rej.	Ap.
45.902***	6.829	Ap.	Ap.	Ap.	Ap.	Rej.	Ap.
21.273***	262.589	Ap.	Ap.	Ap.	Ap.	Rej.	Ap.
19.530***	9.280	Ap.	Ap.	Ap.	Ap.	Rej.	Ap.
31.591***	4.790	Ap.	Ap.	Ap.	Ap.	Rej.	Ap.
59.573***	12.266.374	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
61.544***	8.863.879	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
52.041***	8.527.565	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
61.532***	1.943.906.577	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
04.676***	2.564.084.404	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
135.61***	133	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
53.780***	4.455	Ap.	Ap.	Ap.	Ap.	Rej.	Ap.
39.332***	351.165	Ap.	Ap.	Ap.	Ap.	Rej.	Ap.
39.332***	1.868	Ap.	Ap.	Ap.	Ap.	Rej.	Ap.
21.224***	69.976	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
41.594***	21.000	Ap.	Ap.	Ap.	Ap.	Rej.	Ap.

Resolutions:

Agenda

1) Resolve on the "Protocol and Justification" in which the terms and conditions of the merger of IUPP S.A. into the Company are established, as of the base date of June 30, 2024;

2) Ratify the appointment and engagement of PricewaterhouseCoopers Auditores Independentes Ltda. - PwC as the expert firm responsible for preparing the Appraisal Report on the book net worth of the IUPP S.A. to be merged into the Company;

3) Resolve on the Appraisal Report, based on the balance sheet of IUPP S.A. as of June 30, 2024;

4) Resolve on the merger of IUPP S.A. into the Company, with no increase of the Company's capital stock, in accordance with the "Protocol and Justification";

5) Update the Stock Grant Plan;

6) Authorize the Company's management members, as set forth in its Bylaws, to carry out all the actions and sign all the documents required for implementing and formalizing the approved resolutions.

Subtitle:

Ap. = Approve Rej. = Reject Abs. = Abstain

São Paulo-SP, October 31, 2024.

Gustavo Lopes Rodrigues

Investor Relations Officer